Pickup LLC — Statement of Operations

Inception (Apr 10, 2025) to December 31, 2025

Revenue		
Subscription revenue (net of platform fees)	-	
Kickstarter revenue (rewards shipped Dec 2025)	$10,543.00	
Interest income	$115.20	
Total revenue	$10,658.20	
Cost of revenue — Kickstarter swag (incl. bags)	($1,641.60)	
Gross profit	$9,016.60	
Operating expenses		
Contract development & design	$24,237.91	
Accelerator program (Plywood People)	$999.00	
Software & SaaS	$310.37	
Marketing & advertising	-	
Meals — business	$8.84	
Office, supplies & other	$325.94	
Total operating expenses	$25,882.06	
Net loss	($16,865.46)	

Pickup LLC — Balance Sheet

As of December 31, 2025

Assets		
Cash & cash equivalents (checking + treasury sweep)	$3,134.54	
Total assets	$3,134.54	
Liabilities		
SAFE Investment #1	$20,000.00	
Total liabilities	$20,000.00	
Members' equity (deficit)		
Member capital contributions	-	
Accumulated deficit	($16,865.46)	
Total members' deficit	($16,865.46)	
Total liabilities & members' equity	$3,134.54	
Check (assets − L&E, must be 0):	-	

Pickup LLC — Statement of Cash Flows

Inception (Apr 10, 2025) to December 31, 2025

Operating activities		
Net loss	($16,865.46)	
Changes in working capital (none — all cash basis in period)	-	
Net cash used in operating activities	($16,865.46)	
Financing activities		
Proceeds from SAFE Investment #1	$20,000.00	
Member capital contributions	-	
Net cash from financing activities	$20,000.00	
Net change in cash	$3,134.54	
Cash at inception	-	
Cash at December 31, 2025	$3,134.54	

Pickup LLC — Statement of Changes in Members' Equity

Inception to December 31, 2025			
	Contributions	Accum. deficit	Total
Balance at inception (4/10/2025)	-	-	-
Member contributions	-		
Net loss		($16,865.46)	
Balance at 12/31/2025	-	($16,865.46)	($16,865.46)

Pickup LLC — 2026 Interim Activity (Jan 1 – May 31, 2026)

Revenue recognized			
Kickstarter revenue (Jan 2026 pledges/fulfillment)		$1,794.72	
Subscription revenue (net)		$101.47	
Interest income		$8.01	
Total revenue		$1,904.20	
Cost of revenue — Kickstarter swag (incl. merch)		($1,797.14)	
Gross profit		$107.06	
Operating expenses			
Contract development & design		$7,300.00	
Marketing & advertising (incl. events)		$2,495.87	
Marketing — influencer payments		$1,580.75	
Software & SaaS		$1,021.92	
Legal & filing fees		$394.00	
Insurance		$146.64	
Meals — business		$185.68	
Office, supplies & other		$303.06	
Business Computer (expensed — de-minimus)		$2,184.00	
Total operating expenses		$15,611.92	
Net loss (2026 interim)		($15,504.86)	
Key balances at 5/31/2026 (informational)			
Cash		$49.01	
SAFE liabilities		$30,000.00	
Apple Card installment payable (computer, 0% / 12 mo)		$1,827.28	
Member contributions		$400.00	
Subsequent events (after 5/31/2026): +$1,000 founder contribution (6/3); $2,000 Y Interval invoice paid by Founder → due-to-officer payable; ~$111 app revenue. $25,000 invested via SAFE #3. Interim figures are supplementary and not fully reconciled.			